RENOUN HOLDINGS LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Renoun Holdings LLC
Wayland, Massachusetts

We have reviewed the accompanying financial statements of Renoun Holdings LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

January 4, 2024
Los Angeles, California

RENOUN HOLDINGS LLC

BALANCE SHEETS (UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	26,100	$	-
Total current assets		**26,100**		**-**
Long-term Financial Assets		273,418		-
Total assets	**$**	**299,518**	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	47,334	$	-
Total current liabilities		**47,334**		**-**
Total liabilities		**47,334**		**-**
MEMBERS' EQUITY				
Members' Equity		252,184		-
Total Members' Equity		**252,184**		**-**
Total liabilities and members' equity	**$**	**299,518**	**$**	**-**

See accompanying notes to financial statements.

RENOUN HOLDINGS LLC

STATEMENTS OF OPERATIONS

 (UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	51,334	-
Total Operating Expenses	51,334	-
Operating Income/(Loss)	(51,334)	-
Interest Expense	-	-
Other Loss/(Income)	(3,418)	-
Income/(Loss) Before Provision for Income Taxes	(47,916)	-
Provision/(Benefit) for Income Taxes	-	-
(Net Loss)	$ (47,916)	$ -

(in , $US)	Members' Equity
Balance—December 31, 2021	$ -
Net income/(loss)	0
Balance—December 31, 2022	$ -
Issuance of Class A units	100
Issuance of Class B units	300,000
Net income/(loss)	(47,916)
Balance—December 31, 2023	$ 252,184

See accompanying notes to financial statements.

RENOUN HOLDINGS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (47,916)	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts Payable	47,334	-
Accrued Interest	(3,418)	
Net cash provided/(used) by operating activities	**(4,000)**	**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Long-term Financial Assets	(270,000)	-
Net cash provided/(used) in investing activities	**(270,000)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Class A units	100	-
Proceeds from Issuance of Class B units	300,000	-
Net cash provided/(used) by financing activities	**300,100**	**-**
Change in cash	26,100	-
Cash—beginning of year	-	-
Cash—end of year	**$ 26,100**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Renoun Holdings LLC was officially established on March 30, 2009, as a legal entity within the State of Delaware, initially formed under the name "BEIP Management LLC" (BM). BM concluded all of its business in 2019 and issued final Schedule K-1s to its members. On March 17, 2020, the Manager formally renamed BM to ECB Boston LLC with the intent to launch a new business and made the appropriate filing with the State of Delaware. However, the Covid pandemic prevented that business from ever starting. Subsequently, on November 14, 2023, the company underwent another formal name change, transitioning from ECB Boston LLC to "Renoun Holdings LLC" making the appropriate filing with the State of Delaware The financial statements of Renoun Holdings LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Wayland, Massachusetts.

The corporation operates as a private equity fund with the primary objective of acquiring a controlling interest in Renoun Skis. Renoun Skis is engaged in the manufacturing and retail of skis targeted at consumers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. The Federal Deposit Insurance Corporation insure balances up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The corporation operates as a private equity fund with the primary objective of acquiring a controlling interest in Renoun Skis.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 4, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   LONG-TERM FINANCIAL ASSETS

Long-term Financial Assets consist of the following items:

As of December 31,	Principal Amount	Issuance Date	Maturity Date	Interest Rate	12/31/2023	12/31/2022
Convertible Promissory Note -Renoun Skis, LLC	$ 90,000	November 15, 2023	December 31, 2024	11%	$ 91,248	$ -
Convertible Promissory Note -Renoun Skis, LLC	$ 180,000	November 21, 2023	March 31, 2026	11%	$ 182,170	$ -
Total Long-term Financial Assets					**$ 273,418**	**$ -**

4.   MEMBERS' EQUITY

The ownership percentages of the members Class A are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership percentage
Golden Opportunity Consulting, LLC	100.0%
TOTAL	100.0%

The ownership percentages of the members Class B are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership percentage
Paul McMahon	33.3%
Tom Hammond	33.3%
Robert Golden	25.0%
Sean Golden	8.3%
TOTAL	**100.0%**

5.   DEBT

The company has no debt outstanding as of December 31, 2023.

6.   RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through January 4, 2024, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.